SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2005

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: June 28, 2005

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD. ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

                 LANOPTICS ANNOUNCES 2005 SECOND QUARTER RESULTS

     YOKNEAM, ISRAEL, July 28, 2005 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the second quarter ended June 30, 2005.

     For the three months ended June 30, 2005, LanOptics reported revenues of US$ 2,004,000 versus US$ 1,008,000 in the second quarter of 2004. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. The company incurred an operating loss of US$ 3,880,000, which included a one-time in-process research and development write-off, required by accounting principles in connection with the recent share exchange (described below), in the amount of $1,475,000, versus an operating loss of US$ 1,938,000 in the second quarter of 2004. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products. The balance of the expenses relates primarily to EZchip's sales and marketing activities. Net loss for the second quarter was US$ 3,701,000, a loss of US$
0.35 per share, compared to a net loss of US$ 2,142,000, or US$ 0.23 per share, for the same period last year.

     For the six months ended June 30, 2005, LanOptics reported revenues of US$ 3,876,000, compared with US$ 1,622,000 for the same period last year. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss for the six months amounted to US$ 5,893,000, including a one-time in-process research and development write-off in the amount of US$ 1,475,000, versus US$ 4,220,000 in the same period last year. Net loss for the six months was US$ 5,797,000, or US$ 0.54 per share, compared to a year-earlier loss for the comparable period of US$ 4,592,000, or US$ 0.50 per share.

     On June 23, 2005, we issued 1,006,486 of our ordinary shares to various shareholders of EZchip in a transaction in which we acquired the shares of EZchip held by them. This exchange transaction was accounted for according to the "purchase method" of accounting. The purchase price for the EZchip shares was US$ 7,967,000, based on the average share prices of our ordinary shares two days before and two days after the transaction date. The excess of the purchase price over the US$ 1,141,000 book amount of the acquired EZchip shares was recorded as intangible assets as follows: In-process research and development, in the amount of US$ 1,475,000, was recorded as an expense in a separate line item "In process research and development write-off" in our statement of operations. "Developed Technology," in the amount of US$ 518,000, will be amortized using the straight-line method over its useful life and will be recorded in "cost of revenues" in our future statements of operations. Goodwill, in the amount of US$ 4,833,000, will not be amortized and will be tested for impairment annually.

     "During the second quarter of 2005 we started to ship customers samples of EZchip's NP-2, the world's only full duplex 10-Gigabit network processor that incorporates a traffic manager on a single chip," said Dr. Meir Burstin, Chairman of the Board. "NP-2 has received a warm welcome, with close to 25 customer wins already in hand, many of which are from tier-1 networking vendors. Most of these NP-2 design wins are for utilization in line cards, which are often installed in quantities of ten or more cards per chassis. We also started to see customer wins for the NP-2/5, the NP-2 version that doubles the price performance of 2.5-Gigabit network processors by doubling the processing power and number of ports at no additional cost."

                                   -- more --

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

     "Our revenues during the second quarter of 2005 were largely generated by sales of NP-1c. Our customers have 14 NP-1c based products in production, with a small number of these accounting for substantially all of our NP-1c revenues. Our customers have 20 additional NP-1c based products in the design stage, with 8 expected to enter production by year-end and 12 more expected to enter production in 2006. Our future revenue ramp-up will continue to depend on market acceptance of our customers' products and the pace of recovery in the telecommunications and related markets."

     "During the second quarter LanOptics increased its ownership interest in the outstanding share capital of EZchip from 53.4% to 60.4% through exchanging shares with several EZchip shareholders and through a US$ 10M additional funding in EZchip, of which LanOptics invested US$ 6.9M. This is another step in LanOptics' plan to ultimately acquire 100% ownership of EZchip. LanOptics believes that the increase in its percentage ownership in EZchip should increase the value of LanOptics and may result in greater benefits to LanOptics' shareholders over the long-term. LanOptics will seek to further increase its holdings in EZchip by pursuing similar exchange agreements with other EZchip shareholders."


ABOUT LANOPTICS

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing highly integrated 10-Gigabit and 5-Gigabit network processors. EZchip's network processors integrate many functions normally found in separate chips into a single device. Flexibility, integration and high port-count make EZchip's solutions ideal for a wide range of Layer 2-7 applications for the carrier metro and edge, the enterprise backbone and data centers.
     For more information on EZchip, visit the web site at http://www.ezchip.com For more information on LanOptics, visit the web site at http://www.lanoptics.com


     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2005 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                             -- Tables to Follow --

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LanOptics Ltd.
                      Consolidated Statement of Operations
              (U.S. Dollars in thousands, except per share amounts)

                                                      Three Months Ended June 30     Six Months Ended June 30
                                                              (UnAudited)                (UnAudited)

                                                         2005            2004          2005         2004
                                                      -----------    -----------   -----------   -----------
Revenues                                                    2,004          1,008         3,876         1,622
Cost of Revenues                                              749            383         1,488           606
Amortization of Developed Technology                           60             60           120           120
                                                      -----------    -----------   -----------   -----------
Gross Profit                                                1,195            565         2,268           896

Research & Development                                      2,684          1,628         4,770         3,319
In-process Research and Development Write-off               1,475             --         1,475            --
Selling, General & Administration                             916            875         1,916         1,797
                                                      -----------    -----------   -----------   -----------
Operating Loss                                             (3,880)        (1,938)       (5,893)       (4,220)

Financial Income (Expenses), net                              (22)          (204)         (110)         (372)
                                                      -----------    -----------   -----------   -----------
Loss Before Minority Interest                              (3,902)        (2,142)       (6,003)       (4,592)

Minority Interest in Loss of Subsidiaries                     201             --           206            --
                                                      -----------    -----------   -----------   -----------
Net Loss                                                   (3,701)        (2,142)       (5,797)       (4,592)
                                                      ===========    ===========   ===========   ===========

Net Loss per Share                                          (0.35)         (0.23)        (0.54)        (0.50)

Weighted Average Number of Shares Used in
   Computing Net Losses per Share                      10,714,855      9,250,535    10,670,815     9,250,535
                                                      -----------    -----------   -----------   -----------

                                   -- more --

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LanOptics Ltd.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                                     JUNE 30,     DECEMBER 31,
                                                     -------        -------
                                                      2005            2004
                                                     -------        -------
                                                    (UnAudited)     (Audited)

ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities        20,712         25,619
Trade Receivable                                       1,825            781
Other Receivables                                        275            703
Inventories                                            2,356          1,279
                                                     -------        -------
Total Current Assets                                  25,168         28,382

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net            430            476
Severance Pay Fund                                     1,478          1,489
                                                     -------        -------
Total Long-Term Investments                            1,908          1,965

PROPERTY & EQUIPMENT, NET                                391            384

INTANGIBLE ASSETS, NET                                 5,865            634
                                                     -------        -------
TOTAL ASSETS                                          33,332         31,365
                                                     =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                         1,697            856
Other Payables and Accrued Expenses                    2,197          2,478
                                                     -------        -------
Total Current Liabilities                              3,894          3,334

LONG TERM LIABILITIES:
Accrued Severance Pay                                  1,922          1,985

PREFERRED SHARES IN A SUBSIDIARY                      35,185         35,937

SHAREHOLDERS' DEFICIENCY:
Share Capital                                             70             70
Additional Paid-in Capital                            61,201         53,193
Accumulated Other Comprehensive Income/(Loss)            (73)           (84)
Accumulated Deficit                                  (68,867)       (63,070)
                                                     -------        -------
Total Shareholders' Deficiency                        (7,669)        (9,891)
                                                     -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY        33,332         31,365
                                                     =======        =======